INVEST IN **NORMAL FINANCE**

Neobanking for crypto investors with free and instant fiat to crypto trading


Better Than Your Bank
But with all the same features

normalfinance.io Chicago IL

Software | Technology | App | B2C | Fin Tech

LEAD INVESTOR



Thomas Woodward

I believe Normal Finance has the ability to fix some inherent problems in the traditional banking industry. We are investing in Normal Finance to help give them the opportunity to get started. I've known Josh for the past four years and have always been impressed with his intellect and energy. More importantly, he has a good moral compass. I believe Normal Finance has the ability to transform what normal banking relationships look like. The ability to utilize traditional banking services while also adding services such as cryptocurrency trading, along with other possible options in the future , are very exciting and transformative to an industry that is currently experiencing a paradigm shift.

Invested $10,000 this round

Highlights

1. 💰 Buy and sell crypto with fiat for completely free
2. 💳 Spend fiat or crypto from a single debit card
3. ⚡ Convert between fiat and crypto with instant settlement - no more waiting up to 7 days
4. 🤖 120+ user waitlist ready to get started
5. ⛰️ Accepted into Antler Startup Accelerator with $150k in funding
6. 🔒 Banking and crypto program partners secured

5. ⛰️ Accepted into Antler Startup Accelerator with $150k in funding
6. 🔒 Banking and crypto program partners secured

7. 🚀 Never miss another crypto investment

Our Founder



Joshua Blew Founder & CEO

Self-taught programmer and crypto investor of 7 years. Employee #2 at fintech startup Finotta for 3 years - 2 of which as Lead Software Engineer. Rising Senior at DePaul University studying Computer Science

> As an avid crypto investor myself, I ran into the fees and settlement times surrounding crypto investing for years. As a software engineer, I knew there had to be a better way to do things. Many other crypto investors share these same issues with me, so I decided to build Normal.

Normal Beginnings

In 2016, I stumbled upon this little thing called Bitcoin and immediately fell in love. At the time, it was only $2,000. If I had money back then...well, let's just say I wouldn't need to raise anything right now :)

I was in high school though, and gradually invested in crypto more and more each year. As my affection for crypto investing grew, I found myself continually running into crazy 3-5% fees and 5-7 day settlements times when buying crypto on Coinbase or Gemini.

There Had To Be A Better Way To Invest In Crypto

This past December, I set out to build a better solution...a bank account with all your favorite features like direct deposit, a debit card, and ATM access, with the added ability to buy and sell crypto for **free** (yes, free) with **instant** settlement.

Normal Was Born

In March, I decided to leave my job as lead software engineer at a fintech company called Finotta to pursue building Normal full time. Since then, a lot of amazing things have happened.

Progress

Banking and Crypto Partner

It's taken dozens of meetings and hours of research, but I've successfully found and partnered with a phenomenal banking and crypto partner to bring Normal's vision to life.

Mobile App

I've also built the mobile banking app for Normal which will be available on both

I've also built the mobile banking app for Normal which will be available on both iOS and Android. It looks and feels very similar to your current banking app, but with a handful of more useful design choices and budgeting tools.



Meet Normal - The First Bank Built on Crypto
Normal Finance
WELCOME TO NORMAL
The first bank account built on crypto
01:06
vimeo

Crypto Wallet
As an extension to this first iteration of Normal, I've also designed and built a new crypto wallet and connected browser extension allowing you to instantly use your fiat or crypto funds on your favorite Web 3.0 sites like Opensea, Uniswap, and more. This feature will not be available until next year.

We Got Accepted!

Normal has also been accepted into the Antler Startup Accelerator in Boulder, Colorado this summer! It's a 6 week program focused on team building, idea validation, product market fit, coaching, mentoring, and so much more. The last week is Pitch Week with the opportunity to receive $200k in funding! All Antler companies continue to receive advising and guidance regardless of the investment decision.



Have More Questions About Normal?
Schedule a 15 minute call with me

Schedule a 15 minute call with Joshua Blew at Normal Finance

Vision

I'm building Normal to connect the best features of traditional banking with the amazing new benefits crypto and DeFi have to offer. Crypto is still very technical and confusing (even for me as a software engineer!) and I strongly believe easy to use design is a must to share the benefits of crypto with everyone. My ultimata

goal is to build the perfect gateway for people to invest in and use their crypto to empower their financial lives.

Let's Do This

I need your help in bringing Normal to life and making crypto easier than ever to invest in. Let's destroy those annoying fees and ridiculous settlement times. It's your money, you deserve better. Let's make crypto mainstream.

Additional Info